Exhibit 99.1

WiLAN and GPC Announce New Venture

Companies establish patent acquisition partnership

OTTAWA, Canada and SUFFERN, USA – October 3, 2012 – Wi-LAN Inc. (“WiLAN”) (TSX:WIN) (NASD:WILN) and General Patent Corporation (“GPC”) today announced the formation of a new venture that will focus on patent acquisition and monetization. Under the terms of the agreement, WiLAN will provide a financial investment for the purposes of acquiring patents. GPC will be responsible for day-to-day operations.

“This is an exciting new venture that leverages the strengths of our two organizations,” said Jim Skippen, President & CEO. “I believe that GPC, a company with a long standing and successful history of helping inventors enforce and monetize patents, is well positioned to lead this venture.”

“GPC is pleased to collaborate with WiLAN to identify and acquire new patents and patent portfolios,” said Alexander Poltorak, Chairman & CEO, GPC. “This is an important enterprise that we expect to reap results for years to come.”

The dispute between the two companies is fully resolved. “Our dispute was the result of an unfortunate misunderstanding. Both parties are pleased to have it behind us and to be moving forward together on an exciting new venture,” added Skippen.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

About General Patent Corporation

General Patent Corporation, headquartered in Suffern, New York, is a leading intellectual property boutique focusing on patent licensing and enforcement. GPC represents inventors, businesses, universities and other patent owners in patent assertion matters. GPC is the oldest patent enforcement firm in the world. For more information, visit www.generalpatent.com.

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Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will focus”, “will provide”, “will be responsible”, “we expect” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 9, 2012 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

GPC Contact:

Alec Schibanoff

VP of Marketing

O: 845-368-4000 x116

C: 848-248-2012

E: aschibanoff@generalpatent.com

For Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2012	2